Mass Megawatts Wind Power, Inc.

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

To:

United States Securities and Exchange Commission

Washington, D.C. 20549

From:

Jonathan Ricker

Chief Executive Officer

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

Email: jonricker@aol.com or jonricker@massmegawatts.com

Re:

Mass Megawatts Wind Power, Inc. Request for Qualification of Form 1-A ( File No. 024-11586)

To whom it may concern,

Kindly be advised that Mass Megawatts Wind Power, Inc. (the “Company”) request that the Form 1-A, File Number 024-11586, be qualified on Wednesday, September 22, 2021 at 4 PM Eastern Time. The Company hereby represents that the State of Colorado has prepared to qualify the Form 1-A (File Number 024-11586) with your qualification.

Sincerely,

Jonathan Ricker

/s/ Jonathan Ricker
Chief Executive Officer
Mass Megawatts Wind Power, Inc.